                                    PURCHASER NOTE


THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF COMPLIANCE WITH THE REGISTRATION REQUIREMENTS OF SUCH ACT AND SUCH LAWS OR PURSUANT TO AN EXEMPTION THEREFROM.


                           UNITED DEFENSE INDUSTRIES, INC.


                               8 3/4% SUBORDINATED NOTE
                                 DUE OCTOBER 6, 2000



$50,000,000                                                      October 6, 1997


          UNITED DEFENSE INDUSTRIES, INC., a Delaware corporation ("Payor"), for value received, promises to pay to FMC Defense Corp., a Wyoming corporation ("Payee"), the principal amount of Fifty Million Dollars ($50,000,000), together with accrued interest thereon, calculated and payable as set forth below in this Note. The principal and interest on this Note is payable in lawful money of the United States of America at such place in the United States as Payee may from time to time designate in writing to Payor.

          This Note is made pursuant to (i) that certain Purchase Agreement (the "Purchase Agreement"), dated as of August 25, 1997, by and among Payee, Harsco Corporation, Harsco UDLP Corporation and Payor and (ii) that certain Supplemental Agreement No. 1 to Purchase Agreement (the "Supplemental Agreement"), dated as of

August 25, 1997, by and among Payee, Harsco Corporation, Harsco UDLP Corporation and Payor. All capitalized terms used herein and not defined herein shall have the meanings assigned to such terms in either the Purchase Agreement or the Supplemental Agreement.

1.   PAYMENT OF PRINCIPAL AND INTEREST.

     1.1.      CALCULATION AND PAYMENT OF INTEREST.

               Subject to the provisions of Section 4 below, interest on the principal balance of this Note outstanding from time to time until paid in full shall accrue at the rate of eight and three-quarters percent (8 3/4%) per annum, computed on the basis of a 360 day year of twelve 30-day months, commencing on the date hereof. Payment of such interest shall be made quarterly in arrears beginning on December 31, 1997 and thereafter on the last Business Day of each calendar quarter until the Maturity Date.

     1.2. PAYMENT ON MATURITY DATE. Subject to the right of set-off of Payor set forth in Section 4 hereof (which incorporates the provisions of Section 3 of the Supplemental Agreement), the principal balance of, and any accrued and unpaid interest on, this Note shall be due and payable on October 6, 2000 (the "Maturity Date").

     1.3.      MANDATORY PREPAYMENT.  Notwithstanding the provisions of Section
1.2 hereof, upon the first to occur of any of the following events, the aggregate principal amount outstanding under this Note and all accrued and unpaid interest thereon will become immediately due and payable, subject to the right of set-off of Payor set forth in Section 4 hereof (which incorporates the provisions of Section 3 of the Supplemental Agreement):

                    (a) the occurrence of both (i) a Nurol Waiver or a Nurol Revocation and (ii) a Turkish Acknowledgment;

                    (b) the consummation of an initial public offering of shares of common equity interests or other securities equivalent thereto of UDLP;

                    (c) the consummation of (i) the sale of UDLP to one or more parties pursuant to which such party or parties acquire greater than 50% of the equity interests, capital stock or other voting securities of UDLP (whether by merger, consolidation, sale or transfer of equity interests, capital stock or other voting securities or otherwise) or (ii) the sale of all or substantially all of UDLP's assets, in either case whether in one transaction or a series of related transactions; PROVIDED, HOWEVER, it shall not be an event requiring mandatory prepayment of this Note pursuant to this Section 1.3 if the transferee of such interests, capital stock, other securities or assets is or becomes a Guarantor and agrees to assume Payor's obligations hereunder; provided that such transferor shall not be released from its obligations under this Note by reason of such transfer;

                    (d) the consummation of a sale or other disposition of all or substantially all of UDLP's Turkish business or UDLP's interests in FNSS not pursuant to a Call or a Liquidation other than to an Affiliate of UDLP;

                    (e)  the consummation of the Call pursuant to the terms of
     Section 11.4 of the Joint Venture Agreement; and

                    (f) the substantial completion of the Liquidation pursuant to the terms of Section 11.4 of the Joint Venture Agreement.

     1.4. OPTIONAL PREPAYMENT. Payor may, at its option, at any time, without premium or penalty, prepay all or any portion of this Note.

     1.5. PRECEDENCE. Any prepayment of this Note shall be applied as follows: FIRST, to payment of accrued and unpaid interest; and SECOND, to payment of principal. Upon any partial prepayment, at the request either of Payee or Payor, this Note shall be surrendered to Payor in exchange for a substitute note, which shall set forth the revised principal amount. In the event that this Note is prepaid in its entirety, this Note shall be surrendered to Payor for cancellation.

     1.6. PAYMENT ONLY ON BUSINESS DAYS. Any payment hereunder which, but for this Section 1.6, would be payable on a day which is not a Business Day, shall instead be due and payable on the Business Day next following such date for payment.

2.   DEFAULT PROVISIONS

     2.1. EVENTS OF DEFAULT. An "Event of Default" under this Note shall be deemed to occur if:

                    (a) Payor defaults in the payment when due of interest on this Note and such default continues for a period of thirty (30) days (whether or not prohibited by Section 5 hereof);

                    (b) Payor defaults in the payment when due of the principal amount of this Note (whether or not prohibited by Section 5 hereof); or

                    (c) Any "Event of Default" as defined in Section 6.01 of the Indenture occurs and shall not have been waived.

     2.2.      ACCELERATION.  If (i) an Event of Default specified in Section
2.1 hereof shall have occurred and be continuing, (ii) the full amount of all principal and interest outstanding under the Senior Subordinated Notes becomes due and payable pursuant to Section 6.02 of the Indenture and (iii) the entire principal amount of the Senior Debt has become due and payable by acceleration or otherwise, Payee may declare the principal amount of this Note and all accrued and unpaid interest on this Note to be due and payable immediately. Upon such declaration this Note shall become due and payable immediately. Notwithstanding the foregoing, if (i) an "Event of Default" specified in clause (h) or (i) of Section 6.01 of the Indenture occurs with respect to Payor or any Significant Subsidiary (as defined in the Indenture),
(ii) the full amount of all principal and interest outstanding under the Senior Subordinated Notes becomes due and payable pursuant to Section 6.02 of the Indenture and (iii) the entire principal amount of the Senior Debt has become due and payable by acceleration or otherwise, this Note shall be due and payable immediately without further action or notice. Payee hereby agrees that, upon any rescission of acceleration of the Senior Subordinated Notes by the holders thereof pursuant to Section 6.02 of the Indenture, any acceleration of this Note by Payee and the consequences thereof shall automatically be rescinded without further notice or action.

     2.3. REMEDIES. If the principal amount of this Note becomes due and payable pursuant to Section 2.2, Payee may pursue any available remedy to collect the payment of principal and interest on this Note or to enforce the performance of any provision of this Note; PROVIDED, HOWEVER, Payee shall not be entitled to, and specifically waives its right to obtain, any remedy not also granted or available to the holders of the Subordinated Notes pursuant to the terms of the Indenture; and PROVIDED, FURTHER, that no claim may be made by Payee with respect to any breach of any covenant contained in Section 3.1, 3.3,
3.4 or 3.6 hereof (except to the extent that the holders of the Senior Subordinated Notes or the Trustee (as defined in the Indenture) have asserted claims (other than accelerating the Senior Subordinated Notes) for breach under corresponding provisions of the Indenture) unless and until an Event of Default shall have occurred under Section 2.1 hereof and Payee is entitled to accelerate the maturity of this Note pursuant to Section 2.2 hereof.

3.   COVENANTS.

     3.1. PAYMENT OF NOTE. (a) Payor shall pay or cause to be paid the principal of and interest on this Note on the dates and in the manner provided in this Note. Principal and interest shall be considered paid on the date due if the Payee receives such amount due on or before 5:00 p.m. EST on the date such payment is due.

               (b) Payor shall pay interest (including post-petition interest in any proceeding under the Bankruptcy Code) on overdue principal at the rate equal to 1% per annum in excess of the then applicable interest rate on this Note to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under the Bankruptcy Code) on overdue installments of interest (without regard to any applicable grace period) at the same rate to the extent lawful.

     3.2. REPORTS; COMPLIANCE CERTIFICATE. Payor shall deliver to the Payee duplicate copies of any and all reports required to be delivered to the Holders (as defined in the Indenture) and the Trustee (as defined in the Indenture) pursuant to Section 4.03 of the Indenture, at such time and in such manner as delivered to the Holders or the Trustee thereunder, and Payor shall deliver to Payee duplicate copies of any and all certificates (including Officer's Certificates) delivered to the Trustee or the Holders pursuant to
Section 4.04 of the Indenture, at such time and in such manner as delivered to the Trustee or the Holders (as applicable) thereunder.

     3.3. COMPLIANCE WITH CERTAIN COVENANTS. Payor hereby covenants and agrees for the benefit of Payee to comply with the covenants set forth in Sections 4.05, 4.07, 4.08. 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.17, 4.18 and 11.03 of the
Indenture.

     3.4. NO SENIOR SUBORDINATED DEBT. Notwithstanding any other provision hereof, (i) Payor shall not incur, create, issue, assume, guarantee or otherwise become liable directly or indirectly for any Indebtedness (including Acquired Debt (as defined in the Indenture)) that is expressly subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Note, and (ii) no Guarantor shall incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness (including Acquired
Debt) that is expressly subordinate or junior in right of payment to any Senior Debt of a Guarantor and senior in any respect in right of payment to the Purchaser Note Guarantee (as defined hereafter) of such Guarantor, it being understood that Indebtedness will not be considered senior to other Indebtedness solely by reason of being secured.

     3.5. REPORTS. Subject to any applicable confidentiality obligations, Payor hereby agrees to deliver to Payee at Payor's sole cost and expense (so long as Payee holds any portion of the outstanding principal amount of this Note or so long as any arbitration proceeding contemplated by Section 3 of the Supplemental Agreement is not finally resolved, whichever is later, and in the form regularly prepared in the ordinary course):

                    (a) as soon as available after the end of each monthly accounting period in each fiscal year, unaudited statements of income and cash flows of FNSS for such monthly period and for the period from the beginning of the fiscal year to the end of such month, and unaudited balance sheets of FNSS as of the end of such monthly period;

                    (b) within 90 days after the end of each fiscal year, statements of income and cash flows of FNSS for such fiscal year, and balance sheets of UDLP's Turkish business and/or FNSS as of the end of such fiscal year;

                    (c) promptly upon receipt thereof, any additional reports, management letters or other detailed information concerning significant aspects of FNSS' operations or financial affairs given to Payor or UDLP by their independent accountants (and not otherwise contained in the other materials provided hereunder);

                    (d) an annual budget with respect to FNSS for each fiscal year as and when prepared in the ordinary course, and promptly upon preparation thereof any other significant budgets prepared by UDLP with respect thereto; and

                    (e) with reasonable promptness, such other information and financial data concerning FNSS as Payee may reasonably request.

     3.6. WAIVER OF STAY, EXTENSION AND USURY LAWS. Payor covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Note; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to

Payee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

     3.7. ASSET SALE OFFER. If and to the extent that Payor is required to make an Asset Sale Offer (as defined in the Indenture) pursuant to Section 4.10 of the Indenture, Payor shall offer, pro rata in proportion to the principal amount (or accreted value, if applicable) outstanding in respect of the Senior Subordinated Notes and any other Indebtedness that is PARI PASSU with this Note and contains provisions requiring any such asset sale offer, to purchase for cash or repay in cash the maximum principal amount of this Note which may be repurchased or repaid out of the Excess Proceeds (as defined in the Indenture). Any such offer shall be made on a pro rata basis with any Asset Sale Offer in respect of the Senior Subordinated Notes and any such offer in respect of any other Indebtedness which is PARI PASSU with this Note and contains terms requiring such an asset sale offer, based on the proportionate principal amount of this Note, the Senior Subordinated Notes and such other PARI PASSU Indebtedness.

     4. RIGHT OF SETOFF. Payee hereby agrees, by acceptance of this Note, that Payor shall have the right to assert a set-off against any and all amounts due under this Note the amount of any Loss (as defined in the Supplemental Agreement) that Payor shall have incurred, pursuant to Section 3 of the Supplemental Agreement and subject to such other terms and conditions as are set forth in the Supplemental Agreement. If the principal amount of this Note is reduced as a result of any such set-off, such reduction shall be deemed to be made effective as of the date such Loss is determined to have been incurred and all interest that may have accrued on the portion of the principal amount of this Note so cancelled as a result of such set-off shall likewise be deemed cancelled in accordance with the provisions of this Section 4. In the event that Payor asserts that it has incurred a Loss and has so notified Payee, but the existence and/or amount of such Loss has not been finally determined in accordance with Section 3 of the Supplemental Agreement, then interest shall continue provisionally to accrue on the principal amount of this Note equal to the Loss asserted, but such interest (the "Suspended Interest") shall not be payable (and failure to pay such interest shall not constitute an Event of Default hereunder) until the Payor's entitlement to set-off such Loss (or any portion thereof) is finally determined. If all or any portion of the asserted Loss is finally determined to be properly set off against this Note, then the portion of the Suspended Interest attributable thereto shall be deemed cancelled and shall not be payable; and if all or any portion of the asserted Loss is finally determined not to be properly set-off against this Note then the portion of the Suspended Interest attributable thereto shall be paid within five Business Days after such final determination is made.

5.   SUBORDINATION

     5.1. AGREEMENT TO SUBORDINATE. Payor and Payee agree that the payment of principal of and interest on this Note is subordinated in right of payment, to the extent and in the manner provided in this Section 5, to the prior payment in full, in cash or Cash Equivalents (as defined in the Indenture), of all Senior Debt (whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed), and that the subordination is for the benefit of the holders of Senior Debt.

     5.2. LIQUIDATION; DISSOLUTION; BANKRUPTCY. Upon any distribution to creditors of Payor in a liquidation or dissolution of Payor or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to Payor or its property, in an assignment for the benefit of creditors or any marshalling of Payor's assets and liabilities:

               (a) the holders of Senior Debt shall be entitled to receive payment in full, in cash or Cash Equivalents, of all Obligations (as defined in the Indenture) due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt (whether or not an allowable claim)) before Payee shall be entitled to receive any payment with respect to this Note (except that Payee may receive and retain Permitted Junior Securities (as defined in the Indenture)); and

               (b) until all Obligations with respect to Senior Debt (as provided in subsection (a) above) are paid in full, in cash or Cash Equivalents, any distribution to which Payee would be entitled but for this
     Section 5 shall be made to the holders of Senior Debt except that Payee may receive and retain Permitted Junior Securities, as their interests may appear.

     5.3. DEFAULT ON DESIGNATED SENIOR DEBT. Payor may not make any payment upon or in respect of or distribution to the Payee in respect of Obligations with respect to this Note and may not acquire this Note from Payee for cash or property (other than Permitted Junior Securities) until all principal and other Obligations with respect to the Senior Debt have been paid in full in cash or Cash Equivalents if:

               (a) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt (as defined in the Indenture) occurs and is continuing beyond any applicable grace period in the agreement, indenture or other document governing such Designated Senior Debt; or

               (b) a default, other than a payment default, on Designated Senior Debt occurs and is continuing that then permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Payee receives a notice of the default (a "Payment Blockage Notice") from Payor or any Representative (as defined in the Indenture) of the holders of any Designated Senior Debt, which notice states it is a Payment Blockage Notice under this Note. If the Payee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice shall commence or be effective for purposes of this Section unless and until (i) 360 days shall have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal and interest on this Note that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to Payee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

          Payor may and shall resume payments on and distributions in respect of this Note and may acquire it upon:

          (1) in the case of a payment default, the date on which the default is cured or waived, and

          (2) in the case of a default referred to in Section 5.3(b) hereof, the earlier of (A) the date on which such nonpayment default is cured or
          (B) 179 days after notice is received if the maturity of such Designated Senior Debt has not been accelerated;

if this Section 5 otherwise permits the payment, distribution or acquisition at the time of such payment, distribution or acquisition.

     5.4. ACCELERATION OF NOTE. If payment of this Note is accelerated because of an Event of Default, Payor shall promptly notify holders of Senior Debt of the acceleration.

     5.5. NOTICE BY PAYOR. Payor shall promptly notify Payee of any facts known to Payor that would cause a payment of any Obligations with respect to this Note to violate this Section 5, but failure to give such notice shall not affect the subordination of this Note to the Senior Debt as provided in this
Section 5.

     5.6. SUBROGATION. After all Senior Debt is paid in full in cash or Cash Equivalents and until this Note is paid in full, Payee shall be subrogated (equally and ratably with all other Indebtedness PARI PASSU with this Note, including the Senior Subordinated Notes) to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt to the extent that distributions otherwise payable to Payee have been applied to the payment of Senior Debt. A distribution made under this Section 5 to holders of Senior Debt that otherwise would have been made to Payee is not, as between Payor and Payee, a payment by Payor on this Note.

     5.7. RELATIVE RIGHTS. This Section 5 defines the relative rights of Payee and holders of Senior Debt. Nothing in this Note shall:

               (a) impair, as between Payor and Payee, the obligation of Payor, which is absolute and unconditional, to pay principal of and interest on this Note in accordance with its terms;

               (b) affect the relative rights of Payee and creditors of Payor other than their rights in relation to holders of Senior Debt; or

               (c) prevent Payee from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders and owners of Senior Debt to receive distributions and payments otherwise payable to Payee.

               If Payor fails because of this Section 5 to pay principal of or interest on this Note on the due date, the failure after any applicable grace period has elapsed is still a Default or an Event of Default.

     5.8. SUBORDINATION MAY NOT BE IMPAIRED BY PAYOR. No right of any holder of Senior Debt to enforce the subordination of the Indebtedness evidenced by this Note shall be impaired by any act or failure to act by Payor or Payee or by the failure of Payor or Payee to comply with this Note.

     5.9. DISTRIBUTION OR NOTICE TO REPRESENTATIVE. Whenever a distribution is to be made or a notice given to holders of Senior Debt, the distribution may be made and the notice given to the Representative (as defined in the Indenture) of such Senior Debt. Upon any payment or distribution of assets of Payor referred to in this Section 5, Payee shall be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such Representative or of the liquidating trustee or agent or other Person making any distribution to Payee for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Debt and other Indebtedness of Payor, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Section 5.

     5.10. FURTHER ACTION TO EFFECT SUBORDINATION. Payor and Payee agree to take such further action as may be necessary or appropriate to effectuate the subordination as provided in this Section 5.

     5.11. AMENDMENTS. The provisions of this Section 5 shall not be amended or modified without the written consent of the Representatives under the Senior Credit Facility and all other Designated Senior Debt.

     5.12. CONTINUED EFFECTIVENESS. The terms of this Note, the subordination effected hereby, and the rights and other obligations of Payee or the holders of Senior Debt arising hereunder, shall not be affected, modified or impaired in any manner or to any extent by: (i) any amendment or modification of or supplement to any Credit Facility (as defined in the Indenture) (to the extent not prohibited by this Note); (ii) the validity and enforceability of any of such documents; or (iii) any exercise or non-exercise of any right, power or remedy under or in respect of the Senior Debt or the Obligations evidenced by this Note or any of the instruments or documents referred to in clause (i) above. Payee hereby acknowledges that the provisions of this Note are intended to be enforceable at all times, whether before the commencement of, in connection with or premised on the occurrence of a Proceeding (as defined in the Indenture).

     5.13. NO CONTEST; NO SECURITY. Payee agrees that it will not at any time contest the validity, perfection, priority or enforceability of the Senior Debt, any Credit Facility or the security interest securing any Credit Facility. The Payee shall not accept any collateral as security for the Obligations in respect of this Note at any time.

     5.14. CUMULATIVE RIGHTS; NO WAIVERS. Subject to Section 5.12 hereof, each and every right, remedy and power granted to any Representative for any Senior Debt hereunder shall be cumulative and in addition to any other right, remedy or power specifically granted herein, in the related Senior Debt or now or hereafter existing in equity, at law, by virtue of statute or otherwise, and may be exercised by any Representative for the Senior Debt or the holders of any Senior Debt, from time to time, concurrently or independently and as often and in such order as any Representative or the holders of Senior Debt may deem expedient (subject to the limits provided in Section 5.3 with respect to payment blockages). Any failure or delay on the part of the Representative for Senior Debt or the holders of Senior Debt in exercising any such right, remedy or power, or abandonment or discontinuance of steps to enforce the same, shall not operate as a waiver thereof or affect the rights of any Representative or the holders of Senior Debt thereafter to exercise the same, and any single or partial exercise of any such right, remedy or power shall not preclude any other or further exercise thereof or the exercise of any other right, remedy or power, and no such failure, delay, abandonment or single or partial exercise of the rights of any Representative of Senior Debt or the holders of Senior Debt hereunder shall be deemed to establish a custom or course of dealing or performance among the parties hereto.

     5.15. EXTENT OF SUBORDINATION. Payor and Payee agree that it is the intent of the parties that the Obligations under this Note be subordinated in right of payment to the Obligations in respect of the Senior Debt (including, without limitation, all Designated Senior Debt) to the same extent that the Senior Subordinated Notes are subordinated to the Obligations in respect of the Senior Debt (including, without limitation, the Designated Senior Debt) as provided in the Indenture. Accordingly, this Note shall be interpreted to give effect to such intention, and to the extent that the terms of Article 10 of the Indenture or Section 11.07 of the Indenture shall be amended, modified or waived, the corresponding provisions of this Section 5 and Section 6.3 hereof shall be deemed to be automatically amended, modified or waived without further action on the part of Person in order to give effect to the intent of the parties expressed in the immediately preceding sentence.

6.   GUARANTEES.

     6.1. ISSUANCE OF GUARANTEES; INITIAL GUARANTORS. Each Person who is or becomes a Guarantor of the Senior Subordinated Notes pursuant to the Indenture shall guarantee this Note and the Obligations of Payor hereunder (such guarantee being referred to as a "Purchaser Note Guarantee") to the same extent that such Guarantor has guaranteed the Senior Subordinated Notes by delivering to Payee a guarantee in the form attached as Annex A hereto. Each of the Initial Guarantors has jointly and severally, unconditionally guaranteed this Note and the Obligations of Payor hereunder by executing and delivering to Payee such form of guarantee. Each Guarantor hereby agrees that its Purchaser Note Guarantee shall remain in full force and effect notwithstanding any failure to endorse on this Note a notation of such Purchaser Note Guarantee. If an officer whose signature is on this Note or on such Purchaser Note Guarantee ceases to hold such office following execution of this Note or such Purchaser Note Guarantee, this Note and such Purchaser Note Guarantee shall be valid nevertheless.

     6.2. RELEASE FOLLOWING RELEASE OF GUARANTEE OF SENIOR SUBORDINATED NOTES. In the event that a Guarantor's guarantee of the Obligations under the Senior Subordinated Notes is released pursuant to the terms of the Indenture, such Guarantor's Purchaser Note Guarantee shall be deemed to be automatically released and discharged to the extent that such Guarantor's guarantee of the Obligations under the Senior Subordinated Notes has been so released. Upon delivery by Payor to Payee of an Officer's Certificate (as defined in the Indenture) to the effect that a Guarantor's guarantee of the Obligations under the Senior Subordinated Notes has been released, the Payee shall execute any documents reasonably required in order to evidence the release of such Guarantor's Purchaser Note Guarantee.

Any Guarantor not released from its Obligations under its Purchaser Note Guarantee shall remain liable for the full amount of principal and interest on this Note as provided in this Section 6.

     6.3. SUBORDINATION OF GUARANTEES. The Obligations of each Guarantor under its Purchaser Note Guarantee shall be junior and subordinated to the prior payment in full of all Senior Debt of such Guarantor, and the amounts for which the Guarantors will be liable under the guarantees issued from time to time with respect to Senior Debt, on the same basis as the Obligations in respect of this Note are junior and subordinated to Senior Debt. For the purposes of the foregoing sentence, Payee shall have the right to receive and/or retain payments by any of the Guarantors only at such times as they may receive and/or retain payments in respect of this Note pursuant to terms hereof, including Article 5 hereof. Consistent with the subordination of the Purchaser Note Guarantees, for purposes of any applicable fraudulent transfer or similar laws, Indebtedness incurred under any Credit Facility will be deemed to have been incurred prior to the incurrence by any Guarantor of its liability under its Purchaser Note Guarantee.

     6.4. LIMITATION ON GUARANTOR LIABILITY. For purposes hereof, each Guarantor's liability shall be limited to the lesser of (i) the aggregate amount of the Obligations of the Payor under this Note and (ii) the amount, if any, which would not have (A) rendered such Guarantor "insolvent" (as such term is defined in the Bankruptcy Code and in the Debtor and Creditor Law of the State of New York) or (B) left such Guarantor with unreasonably small capital at the time its Purchaser Note Guarantee was entered into; PROVIDED, that it will be a presumption in any lawsuit or other proceeding in which a Guarantor is a party that the amount guaranteed pursuant to such Guarantor's Purchaser Note Guarantee is the amount set forth in clause (i) above unless any creditor, or representative of creditors of such Guarantor, or debtor in possession or trustee in bankruptcy of the Guarantor, otherwise proves in such a lawsuit that the aggregate liability of the Guarantor is the amount set forth in clause (ii) above. In making any determination as to solvency or sufficiency of capital of a Guarantor in accordance with the previous sentence, the right of such Guarantor to contribution from other Guarantors, and any other rights such Guarantor may have, contractual or otherwise, shall be taken into account.

               In order to provide for just and equitable contribution among the Guarantors, by becoming a Guarantor, each Guarantor shall be deemed to agree, INTER SE, that in the event any payment or distribution is made by any Guarantor (a "Funding Guarantor") under its Purchaser Note Guarantee, such Funding Guarantor shall be entitled to a contribution from all other Guarantors in a PRO RATA amount based on the Adjusted Net Assets (as defined in the Indenture) of each Guarantor (including the Funding Guarantor) for all payments, damages and expenses incurred by that Funding Guarantor in discharging Payor's obligations with respect to this Note or any other Guarantor's Obligations with respect to its Purchaser Note Guarantee.

7.   CERTAIN DEFINITIONS

               "AFFILIATE" of any Person (defined in more detail below) means any other Person directly or indirectly controlling, controlled by, or under common control with, such Person.

               "BANKRUPTCY CODE" means Title 11, United States Code, or any similar federal, state or foreign law for the relief of debtors.

               "BUSINESS DAY" means each day other than Saturdays, Sundays and days when commercial banks are authorized or required by law to be closed for business in New York, New York.

               "CALL" means the sale by UDLP of all of the shares of FNSS owned by it to Nurol pursuant to the provisions of Section 11.4(iii) and 11.4(A) of the Joint Venture Agreement.

               "CALL ELECTION" means the delivery of written notice within the time periods permitted by the Joint Venture Agreement by Nurol to UDLP indicating that Nurol has exercised its rights under Section 11.4(iii) and
Section 11.4(A) of the Joint Venture Agreement with respect to the Call.

               "CREDIT FACILITIES" means, with respect to Payor or any Restricted Subsidiary (as defined in the Indenture), one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, other borrowings (including term loans), receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

               "DEFAULT" means any event that is or with the passage of time or the giving of notice (or both) would be an Event of Default.

               "EVENT OF DEFAULT" means any of the occurrences specified under Sections 2.1(a) through 2.1(c) of this Note.

               "FNSS" means FMC-Nurol Savunma Sanayii A.S. and its successors.

               "GUARANTOR" means (i) each of (a) United Defense, L.P., (b) UDLP Holdings Corp. and (c) Iron Horse Investors, L.L.C., (ii) each of Payor's Subsidiaries which becomes a guarantor of the Senior Subordinated Notes pursuant to Section 4.19 of the Indenture and (iii) each of Payor's Subsidiaries (as defined in the Indenture) executing a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture; PROVIDED that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms hereof.

               "INDEBTEDNESS" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations (as defined in the Indenture) or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations (as defined in the Indenture), except any such balance that constitutes an accrued expense, customer advance, progress payment or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all Indebtedness of others secured by a Lien (as defined in the Indenture) on any asset of such Person (whether or not such Indebtedness is assumed by such Person), and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

               "INDENTURE" means that certain Indenture of Payor dated as of October 6, 1997 among Payor, UDLP, UDLP Holdings Corp., Iron Horse Investors, L.L.C., and Norwest Bank Minnesota, N.A., as trustee (the "Trustee"), as the same may hereafter be amended from time to time.

               "INITIAL GUARANTORS" means (i) UDLP, (ii) UDLP Holdings Corp. and
(iii) Iron Horse Investors, L.L.C.

               "JOINT VENTURE AGREEMENT" means the Restated Joint Venture Agreement of FMC-Nurol Savunma Sanayii A.S., as amended by Amendment 1 to the Restated Joint Venture Agreement dated July 1, 1997.

               "LIQUIDATION" means the liquidation and dissolution of FNSS pursuant to the provisions of Section 11.4(iii) and 11.4(B) of the Joint Venture Agreement.

               "LIQUIDATION ELECTION" means the delivery of written notice within the time periods permitted by the Joint Venture Agreement by Nurol to UDLP indicating that Nurol has exercised its rights under Section 11.4(iii) and
Section 11.4(B) of the Joint Venture Agreement with respect to the Liquidation.

               "NUROL" means Nurol Inasaat ve Ticaret A.S. and its successors.

               "NUROL REVOCATION" means, after delivery by Nurol to UDLP of a Call Election or a Liquidation Election, (i) a written agreement of Nurol that it will not pursue the Call or the Liquidation, as applicable, and (ii) the earlier of the expiration or waiver of any rights to make a Termination Election or the passage of 365 days after Closing where Nurol has not made a Termination Election.

               "NUROL WAIVER" means either (i) a written agreement of Nurol that it will make neither a Call Election nor a Liquidation Election nor a Termination Election or (ii)(x) the passage of one hundred twenty days after Closing without Nurol having made a Call Election or a Liquidation Election and (y) the earlier of the expiration or waiver of any rights to make a Termination Election or the passage of 365 days after Closing where Nurol has not made a Termination Election.

               "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

               "PURPORTED TURKISH TERMINATION" means a written notice delivered to UDLP or FNSS by SSM or it agent stating that SSM has canceled the Turkish Production Contract pursuant to Section 19.1.3 of the Turkish Production Contract as a result of the change of control and ownership effected at Closing.

               "RESTRICTED SUBSIDIARY" has the meaning set forth in the Indenture.

               "SSM" means the Under Secretariat for Defense Industries of
Turkey.

               "SENIOR CREDIT FACILITY" means that certain Credit Agreement dated as of the date hereof by and among Payor, Iron Horse Investors, L.L.C., various lending institutions including Lehman Brothers Commercial Paper Inc. and Citicorp USA, Inc. (as Documentation Agents), and Bankers Trust Company (as Administration Agent and as Syndication Agent), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, restated, refunded, replaced or refinanced from time to time and any agreement (and related documents) governing Indebtedness incurred to refund or refinance credit extensions and commitments then outstanding or permitted to be outstanding under such Senior Credit Facility or a successor Credit Facility, whether by the same or any other lender or group of lenders. Payor shall promptly notify Payee of any other lender or group of lenders. Payor shall promptly notify Payee of any such refunding or refinancing of the existing Senior Credit Facility.

               "SENIOR DEBT" means (i) indebtedness of Payor (and its Restricted Subsidiaries, as applicable) for money borrowed and all obligations, whether direct or indirect, under guarantees, letters of credit, foreign currency or interest rate swaps, foreign exchange contracts, caps, collars, options, hedges or other agreements or arrangements designed to protect against fluctuations in currency values or interest rates, other extensions of credit, expenses, fees, reimbursements, indemnities and all other amounts (including interest at the contract rate accruing on or after the filing of any petition in bankruptcy or reorganization relating to Payor (and its Restricted Subsidiaries, as applicable) whether or not a claim for post-filing interest is allowed in such proceeding) owed by Payor (and its Restricted Subsidiaries, as applicable) under, or with respect to, the Senior Credit Facility or any other Credit Facility, (ii) the principal of and premium, if any, and accrued and unpaid interest, whether existing on the date hereof or hereafter incurred, in respect of (A) indebtedness of Payor (and its Restricted Subsidiaries, as applicable) for money borrowed, (B) express written guarantees by Payor (and its Restricted Subsidiaries, as applicable) of indebtedness for money borrowed by any other Person, (C) indebtedness evidenced by notes, debentures, bonds, or other instruments of indebtedness for the payment of which Payor (and its Restricted Subsidiaries, as applicable) is responsible or liable, by guarantees or otherwise, (D) obligations of Payor (and its Restricted Subsidiaries, as applicable) for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, (E) obligations of Payor (and its Restricted Subsidiaries, as applicable) under any agreement to lease, or any lease of, any real or personal property which, in accordance with GAAP (as defined in the Indenture), is classified on Payor's consolidated balance sheet as a liability, and (F) obligations of Payor (and its Restricted Subsidiaries, as applicable) under interest rate swaps, caps, collars, options and similar arrangements and foreign currency hedges and (iii) modifications, renewals, extensions, replacements, refinancing and refundings of any such indebtedness, obligations or guarantees, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such indebtedness, obligations or guarantees, or such modifications, renewals, extensions, replacements, refinancing or refundings thereof, are not superior in right of payment to the Senior Subordinated Notes; PROVIDED that Senior Debt will not be deemed to include (a) any obligation of Payor or any Restricted Subsidiary of Payor to any Subsidiary (other than obligations pledged pursuant to the Senior Credit Facility, as security for the obligations of Payor (and its Restricted Subsidiaries, as applicable thereunder), (b) any liability for federal, state, local or other taxes owed or owing by Payor or any Restricted Subsidiary of Payor, as applicable),
(c) advance payments and progress payments to customers and any accounts payable or other liability to trade creditors arising in the ordinary course of business, (d) any Indebtedness, guarantee or obligation of Payor or any Restricted Subsidiary of Payor which is expressly subordinate or junior by its terms in right of payment to any other Indebtedness, guarantee or obligation of Payor or any Restricted Subsidiary of Payor, (e) Indebtedness with respect to the Senior Subordinated Notes, (f) that portion of any Indebtedness incurred in violation of Section 4.09 of the Indenture or (g) Indebtedness of Payor or any Restricted Subsidiary of Payor which is classified as non-recourse in accordance with GAAP or any unsecured claim arising in respect thereof by reason of the application of section 1111(b)(1) of the Bankruptcy Code (as defined in the Indenture).

               "SENIOR SUBORDINATED NOTES" means (i) the 8 3/4% Senior Subordinated Notes Due 2007 issued by Payor as of the date hereof pursuant to the Indenture (the "Original Notes"), (ii) the Exchange Notes (as defined in the Indenture) to be issued in exchange for the Original Notes and (iii) such other notes or other evidence of indebtedness issued in exchange for the Original Notes or Exchange Notes or issued in connection with any repayment or refinancing of the Original Notes or the Exchange Notes.

               "TERMINATION ELECTION" shall mean an election by Nurol to terminate the Joint Venture Agreement pursuant to Article 18 thereof as a result of the change of control and ownership effected by the Closing.

               "TURKISH ACKNOWLEDGMENT" means either (i) a letter or other writing from SSM acknowledging the transaction between Sellers and Buyer that evidences the intention of SSM to continue the Turkish Production Contract despite the change of ownership and control effected by the Closing or (ii) the passage of 365 days after Closing where SSM has not made a Purported Turkish Termination.

               "TURKISH PRODUCTION CONTRACT" means the contract between the Under Secretariat for Defense Industries and FNSS.

               "UDLP" means United Defense, L.P., a Delaware limited partnership.

8.   MISCELLANEOUS

     8.1. SECTION HEADINGS. The section headings contained in this Note are for reference purposes only and shall not affect the meaning or interpretation of this Note.

     8.2. AMENDMENT AND WAIVER. Subject to Section 5.14 hereof and the last sentence of this Section 8.2, no provision of this Note may be amended or waived unless Payor shall have obtained the written agreement of Payee and, as to amendments to Sections 1.1, 1.2, 1.3, 2.2, 2.3, 5 or 6.3 hereof or any amendment hereof that would have the effect of increasing the principal amount of this Note (unless there are no amounts and no commitments outstanding under the Senior Credit Facility), the lenders under the Senior Credit Facility. No failure or delay in exercising any right, power or privilege hereunder shall imply or otherwise operate as a waiver of any rights of Payee, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege. Notwithstanding the foregoing, in the event that the holders of the Senior Subordinated Notes agree to modify or waive any provision of the Indenture incorporated by reference in this Note, such provisions shall be deemed to be modified or waived herein to the same extent and in the same manner, as if such provision was modified or waived by Payee.

     8.3. GOVERNING LAW. This Note shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to any conflicts of laws principles thereof that would otherwise require the application of the law of any other jurisdiction. Any dispute with respect to this Note that relates to the relative rights and interests of Payor and Payee hereunder (including any dispute relating to Section 4 hereof or the terms of the Purchase Agreement or the Supplemental Agreement) and does not affect or impact the relative right(s) or interests of Payee, on the one hand, and the holders of the Senior Debt, the Trustee (as defined in the Indenture) or the holders of the Senior Subordinated Notes, on the other hand, shall be resolved in accordance with Section 29 of the Purchase Agreement. Any dispute that affects or impacts the relative rights and interests of Payee, on the one hand, and the holders of the Senior Debt, the Trustee (as defined in the Indenture) or the holders of the Senior Subordinated Notes, on the other hand, shall be brought in the courts of the State of New York or of the United States for the Southern District of New York, and, by execution and delivery of this Note or the acknowledgement attached hereto, each of Payor and Payee hereby irrevocably accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.

     8.4. LOST, STOLEN, DESTROYED OR MUTILATED NOTE. Upon receipt of evidence reasonably satisfactory to Payor of the loss, theft, destruction or mutilation of this Note and of indemnity arrangements reasonably satisfactory to Payor from or on behalf of the holder of this Note, and upon surrender or cancellation of this Note if mutilated, Payor shall make and deliver a new note of like tenor in lieu of such lost, stolen, destroyed or mutilated Note, at Payee's expense.

     8.5. WAIVER OF PRESENTMENT, ETC. Except as otherwise provided herein, presentment, demand, protest, notice of dishonor and all other notices are hereby expressly waived by Payor.

     8.6. USURY. Nothing contained in this Note shall be deemed to establish or require the payment of a rate of interest in excess of the maximum rate legally enforceable. If the rate of interest called for under this Note at any time exceeds the maximum rate legally enforceable, the rate of interest required to be paid hereunder shall be automatically reduced to the maximum rate legally enforceable. If such interest rate is so reduced and thereafter the maximum rate legally enforceable is increased, the rate of interest required to be paid hereunder shall be automatically increased to the lesser of the maximum rate legally enforceable and the rate otherwise provided for in this Note.

     8.7. NOTICES. Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and shall be deemed given when received and shall be (i) delivered personally or (ii) mailed by certified mail, postage prepaid, return receipt requested or (iii) delivered by Federal Express or a similar overnight courier or (iv) sent via facsimile transmission to the fax number given below, as follows:

               IF TO PAYOR, ADDRESSED TO:

                    United Defense Industries, Inc.
                    c/o TC Group, L.L.C.
                    1001 Pennsylvania Avenue, N.W.
                    Suite 220S
                    Washington, DC  20004
                    Attention:  Allan M. Holt
                    Fax Number: (202) 347-9250


               WITH A COPY TO:

                    Latham & Watkins
                    1001 Pennsylvania Avenue, N.W.
                    Suite 1300
                    Washington, DC  20004-2505
                    Attention:  Bruce E. Rosenblum
                    Fax Number: (202) 637-2201

               IF TO PAYEE, ADDRESSED TO:

                    FMC Defense Corp.
                    c/o FMC Corporation
                    200 East Randolph Drive
                    Chicago, Illinois  60601
                    Attention:  J. Paul McGrath
                    Fax Number: (312) 861-6012

               WITH A COPY TO:

                    Kirkland & Ellis
                    200 East Randolph Drive
                    Chicago, Illinois  60601
                    Attention:  Glen E. Hess, P.C.
                    Fax Number: (312) 861-2200

or to such other place and with such other copies as either party may designate as to itself by written notice to the other party. In the event that any notice under this Note is required to be made on or as of a day which is not a Business Day, then such notice shall not be required to be made until the first day thereafter which is a Business Day.

     8.8. ASSIGNMENT. Payee may not assign this Note to any Person other than an Affiliate of Payee without the prior written consent of Payor (which consent shall not be unreasonably withheld).

     8.9. NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS. No past, present or future director, officer, employee, incorporator, partner, member or stockholder of Payor, any Subsidiary of Payor, any Permitted Joint Venture (as defined in the Indenture) or any Guarantor, or any member, partner or stockholder of any such entity, as such (other than the Guarantors, as such), shall have any liability for any Obligations of Payor under this Note or for any claim based on, in respect of, or by reason of, such Obligations or their creation. Payee waives and releases all such liability. The waiver and release are part of the consideration for issuance of this Note.

               IN WITNESS WHEREOF, Payor has executed and delivered this Note as of the date hereinabove first written.

                                   UNITED DEFENSE INDUSTRIES, INC.



                                   By:       /s/ Allan M. Holt
                                             -----------------
                                   Name:     Allan M. Holt
                                   Title:    President

                                    ACKNOWLEDGMENT


               FMC Corporation, Payee under the attached 8 3/4% Subordinated Note, dated as of October 6, 1997 (the "Note") hereby acknowledges the provisions of this Note (including, without limitation, Sections 4 and 5) and agrees to be bound by the provisions thereof.

                              FMC DEFENSE CORP.

                              By:   /s/ Daniel W. Schuchardt
                                    -----------------------------------
                              Title: Assistant Treasurer
                                    -----------------------------------
                              Name:  Daniel W. Schuchardt
                                    -----------------------------------